Batteries for Chicagoland

Regulation Crowdfunding Form C

Offering Statement

Enterprise Energy, LLC - Development Loan

Target Offering Amount: $440,900

Maximum Offering Amount: $550,750

Interest Rate per Year: 10%

Maturity Date: June 8, 2029

Minimum Investment: $10

Incremental Amounts: $1

Table of Contents

Disclosures

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In addition, payments to investors may be delayed or restricted pursuant to the terms of the Promissory Note, including requirements related to the Payment Reserve Account and other covenants. Investors should review the Promissory Note, the Payment Reserve Control Agreement, and any Security/Pledge Agreement attached as exhibits, which govern these limitations.

In making an investment decision, Investors must rely on their examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not confirmed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any Offering Materials.

These securities are offered herein under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This Form C contains forward-looking statements and information relating to, among other things, the Issuer, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Issuer's management. When used in this Form C and the Offering Materials, the words *estimate, project, believe, anticipate, intend, expect,* and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views concerning future events and are subject to risks and uncertainties that could cause the Issuer's actual results to differ materially from those contained in the forward-looking statements. Statements about repayment timing and loan performance assume continued compliance with the Payment Reserve requirements and other covenants in the Promissory Note and related agreements. Actual results may differ if payments are deferred or prohibited under that agreement. Investors are cautioned not to place undue reliance on these forward-looking statements. Except as required by law, the Issuer undertakes no obligation to publicly update or revise any forward-looking statements for any reason after the date of this Offering or to conform these statements to actual results or changes in expectations.

Investors may have limited voting rights or other rights; Investors should not expect to be able to resell their securities. There is no public market for these securities, and no such market is expected to develop. Investments in crowdfunding offerings are speculative, illiquid, and involve substantial risk, including the possible loss of the entire amount invested. Investors must read the entire Form C and all exhibits before investing. In addition, payments to investors may be delayed or restricted pursuant to the terms of the Promissory Note, including any future Subordination Agreement if applicable.

Investors should also note that funds disbursed in error in violation of Regulation Crowdfunding, including where investor cancellations are not properly honored, are subject to a mandatory Clawback. If any portion of the Offering proceeds is determined to have been released improperly, the Issuer is obligated to return those funds in full to an escrow or administrative account designated by Climatize Earth Securities LLC. This Clawback obligation survives repayment of the Note and is not subject to setoff, withholding, or delay.

Updates

Updates regarding the Offering, including status, funding progress, and material changes, if any, will be posted on the Offering Page on the Climatize Platform at https://climatize.earth (the "Offering Page"). These updates will be provided in accordance with applicable Regulation Crowdfunding requirements, including notice and reconfirmation obligations in the event of a material change.

About this Form C

The Offering is being made through Climatize Earth Securities LLC ("Climatize") in its capacity as a registered funding portal intermediary. Information about Enterprise Energy, LLC (the "Issuer") is provided on the Offering Page maintained for this Offering by Climatize, which is located on the Climatize Platform (https://climatize.earth/). Material documents such as the Term Sheet, the Promissory Note, and Subordination Agreement are expressly incorporated by reference into this Form C.

In addition to its role as intermediary, Climatize also serves as Administrative Agent on behalf of Investors pursuant to the Offering Materials, including all material documents.

Investors should rely only on the information contained in this Form C when considering an investment. The Issuer has not authorized anyone to provide additional or different information beyond what is included in this Form C. The offer to sell and solicitation of offers to buy the Securities are being made only in jurisdictions where such offers and sales are legally permitted.

The information contained herein is believed to be accurate, in all material respects, only as of the date of the Form C, regardless of the time of delivery or any subsequent sale of Securities. The Issuer's business, financial condition, results of operations, and prospects may have changed since that date. Statements regarding the content of any agreements or documents included herein are summaries only and may be selective or incomplete. These statements are qualified in their entirety by reference to the actual agreements or documents, which materially affect Investor rights.

By subscribing to this Offering, investors agree to be bound by the terms of the Promissory Note and related agreements, including limitations on payments and covenants related to the Payment Reserve Account and any pledged collateral, as described in the Offering Materials.

The Issuer will provide the opportunity to ask questions of and receive answers from the Issuer's management concerning the terms and conditions of the Offering, the Issuer, or any other relevant matters, and any additional reasonable information to any prospective Investor before the consummation of the sale of the Securities. This Form C does not purport to contain all of the information that may be required to evaluate this Offering, and any recipient hereof should conduct its own independent analysis. The statements of the Issuer contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C.

The Issuer does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time after the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose. As of the date hereof, this Offering is available for sale in all 50 states, Washington, D.C., and U.S. territories. Restrictions on reselling are detailed in Appendix 1.

Capitalized terms in this document shall have the meaning set forth in Regulation Crowdfunding, 17 C.F.R. § 227.100 et seq., in common financial usage, or as defined in Appendix 5.

Attestations

Requirements for Filing Form C

Enterprise Energy, LLC, a limited liability company (the "Company", "Issuer") organized on May 10, 2018 (the "Company") with its principal place of business at 250 S 2nd Avenue, Suite 300, Minneapolis, MN 55401 and its website address www.enterpriseenergy.com has certified that all following statements are TRUE, in all material respects, for the Company in connection with this Offering:

1. It is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

2. It is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

3. It is not an investment company registered or required to be registered under the Investment Company Act of 1940.

4. It is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

5. It has filed with the Commission and provided to Investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such a shorter period that the Issuer was required to file such reports).

6. It is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

7. It is not currently subject to any bad actor disqualifications under any relevant U.S. securities laws.

Representation Attestation

The content of Form C is based entirely upon the Issuer's representations. Issuer hereby certifies and attests that, to the best of their knowledge, the information provided in Form C is true, accurate, and complete to the best of their knowledge at the time of this attestation. The Issuer acknowledges that Climatize serves as both the registered intermediary and the Administrative Agent for Investors in the Offering.

This attestation is made with the understanding that it may be relied upon by Climatize for legal and official purposes. The Issuer understands the legal and binding nature of this attestation and acknowledges that any false or misleading information provided herein may have legal consequences. This Agreement shall be construed and interpreted by the laws of the State of Delaware.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

[Signature Page Follows]

Enterprise Energy, LLC

Eric Pasi

By: _____
Name: Eric Pasi
Title: CEO
Date: March 10, 2026

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Business

Description of Business

This investment is in Enterprise Energy, LLC (the "Issuer").

About Enterprise Energy, LLC

Enterprise Energy, LLC is a U.S.-based renewable energy developer focused on advancing distributed energy infrastructure projects, including community-scale solar generation and battery energy storage systems. The company develops projects across multiple markets by identifying suitable sites, securing site control, managing interconnection strategy with electric utilities, coordinating engineering and permitting activities, and structuring projects for construction financing and long-term operation. Through this development process, Enterprise Energy seeks to create infrastructure assets that strengthen regional electric grids while supporting the ongoing transition to cleaner energy resources.

Enterprise Energy, LLC is a U.S.-based renewable energy developer focused on advancing distributed energy infrastructure projects, including community-scale solar generation and battery energy storage systems. The company develops projects across multiple markets by identifying suitable sites, securing site control, managing interconnection strategy with electric utilities, coordinating engineering and permitting activities, and structuring projects for construction financing and long-term operation. Through this development process, Enterprise Energy seeks to create infrastructure assets that strengthen regional electric grids while supporting the ongoing transition to cleaner energy resources.

The Enterprise Energy team brings more than a decade of experience navigating the complex regulatory, utility, and land-use frameworks associated with distributed energy development. This includes working with landowners, municipalities, utilities, and engineering partners to evaluate site feasibility, manage interconnection studies, and advance projects through the stages required to reach construction readiness. The company takes a hands-on development approach and works directly with property owners and technical partners throughout the project lifecycle, with the goal of producing projects that can attract construction financing and long-term institutional ownership.

Enterprise Energy's development activities have historically included community solar projects as well as battery energy storage systems ("BESS"), which are increasingly important for maintaining grid reliability as renewable generation and electricity demand grow. Battery storage facilities allow energy to be stored and released when needed, helping utilities manage fluctuations in supply and demand, improve grid stability, and support the integration of renewable resources.

About the Offering

Batteries for Chicagoland is an investment opportunity designed to support the development of a of battery energy storage projects located across the greater Chicago region and surrounding areas of northern Illinois (the "Project"). Enterprise Energy is advancing multiple sites that are intended to interconnect to the local electric grid and provide energy storage capacity that can help utilities manage peak demand, integrate renewable generation, and improve overall grid resilience.

Proceeds from this Offering are expected to fund pre-construction development activities across the portfolio, including site diligence, interconnection applications and deposits, engineering studies, permitting work, legal and professional fees, and other development expenditures necessary to advance projects toward construction financing and Notice to Proceed ("NTP"). Because the projects are in development, specific project sites within the portfolio may evolve as interconnection studies, permitting processes, and commercial considerations progress.

The Offering

Purpose of the Offering

Enterprise Energy, LLC's offering aims to raise Pre-Development.

Use of Proceeds

The Issuer is seeking to raise $440,900 (the "Target Offering Amount") to $550,750 (the "Maximum Offering Amount").

	Target Offering Amount	Maximum Offering Amount
Gross Proceeds	440,900.00	550,750.00
Origination Fee (5%)	22,045.00	27,537.50
Servicing Fee (0.5% annually)	6,613.50	8,261.25
Other Fees *	1,725.00	1,725.00
Payment Reserve	10,471.38	13,080.31
Net Proceeds	**400,045.13**	**500,145.94**

* Fees include the following: (1) Escrow Facilitator Fee - $575, (2) Filing Fee - $650, and (3) Platform Setup Fee - $500

Use of Net Proceeds

After payment of any closing costs and fees as described in "Fees and Expenses," net proceeds from the Notes will be used solely for eligible development-stage and pre-construction activities for the battery energy storage project portfolio known as Batteries for Chicagoland (the "Project"), and for directly related transaction costs, as outlined below.

Subject to the Offering Documents and the Issuer's approved development budgets, proceeds are expected to be applied to the following categories of costs:

- Site control and real estate diligence: option payments, lease deposits, title and survey work including ALTA if applicable, easements, landowner diligence, and related legal costs.
- Interconnection and grid access: pre-application requests, application fees, queue deposits, feasibility and system-impact studies, utility engineering review costs, and related utility/consultant expenses.
- Technical, engineering, and permitting work: engineering and design including one-lines and interconnection support, environmental and civil studies, geotechnical work, permitting and entitlement fees, and consultant retainers.
- Equipment and long-lead procurement deposits: deposits and milestone payments for battery energy storage equipment and related balance-of-plant items, including inverter/PCS equipment, transformers, switchgear, metering/SCADA equipment, and other long-lead components, in each case to the extent required to maintain project schedule, support interconnection requirements, or advance the Project Portfolio toward construction readiness.

- Commercial structuring and market readiness: market and revenue pathway diligence, transaction structuring, documentation, and related advisory expenses associated with advancing the Project Portfolio toward construction financing and operations.
- Transaction costs: legal, accounting, third-party due diligence, and other professional fees specific to the Project Portfolio and the Notes.

Funding of Reserves and Fees. At or after closing, a portion of gross proceeds may be applied to fund any required interest reserve and/or Payment Reserve Account, and to pay origination, servicing, filing, documentation, and other Offering-related fees as disclosed in "Fees and Expenses" and the Offering Documents.

Restricted / Prohibited Uses. Proceeds from this Offering may not be used for general selling, general and administrative expenses unrelated to the Project Portfolio except as expressly disclosed, dividends or distributions to equity holders, political contributions, lobbying, or payments prohibited by law. Proceeds may not be used to repay existing indebtedness or to make insider loans/repayments, except as expressly disclosed and permitted in the Offering Documents.

Routine expenses such as legal, accounting, insurance, digital transfer agent, escrow, and banking fees will be paid by the Issuer.

Reallocation Within Categories. The Issuer may reallocate proceeds among the foregoing permitted use categories and within approved budget tolerances without Investor consent, provided that such reallocation does not (i) violate the Offering Documents, (ii) reduce required reserve funding below required levels, or (iii) materially increase the risk profile of the Offering as disclosed in this Form C. Where required under the Offering Documents, the Issuer will provide periodic certifications regarding the use of proceeds and may be required to provide funds-flow statements evidencing that proceeds have been used only for permitted purposes.

Form C Controls. If there is any tension between the Term Sheet or related Offering Documents and this "Use of Net Proceeds" disclosure, this Form C controls for disclosure purposes.

Financing Terms

An Origination Fee equal to 5.00% of the gross proceeds of this Offering, payable in full on the Issuance Date, plus an annual Servicing Fee of 0.50% of the gross proceeds of this Offering for the Term of the Note. Other filing fees or third-party fees may apply.

Subordination of Note

All Payments to Investors under this Note are subject to a Subordination Agreement and may be deferred or prohibited if the Issuer is in default with its Senior Lender. The terms of the Note are described in full and governed by the terms of the Promissory Note.

Directors, Officers, and Employees

Enterprise Energy, LLC is a Minnesota limited liability company. As an LLC, the Issuer does not have "directors" in the corporate sense. For disclosure purposes in this Form C, references to "directors" should be read as the Issuer's Managers and executive officers who have decision-making authority.

Full Name	Title
Eric Pasi	Chief Executive Officer; Manager
Evan Carlson	Chief Development Officer; Manager
Steve Chan	Chief Operating Officer
Phillip Leun	Chief Financial Officer

Background and Business Experience

Eric Pasi

Title: Chief Executive Officer; Manager
Employer: Enterprise Energy, LLC
Dates of Service: 2022-Present

Eric Pasi is the Founder and Chief Executive Officer of Enterprise Energy, where he oversees company strategy, project origination, development execution, and stakeholder engagement across the company's renewable energy portfolio.

Prior to founding Enterprise Energy, Mr. Pasi held leadership roles focused on policy, corporate sustainability, and government affairs. His work included managing regulatory and policy engagement related to environmental and sustainability initiatives and supporting strategic planning efforts related to climate and clean energy initiatives.

Mr. Pasi holds a B.A. in Government from the College of William & Mary and an M.B.A. in International Business from Georgetown University.

Evan Carlson

Title: Chief Development Officer; Manager
Employer: Enterprise Energy, LLC
Dates of Service: 2022-Present

Evan Carlson is the Co-Founder and Chief Development Officer of Enterprise Energy. In this role, he leads project development activities including site identification, landowner engagement, site control, permitting coordination, and advancement of projects through the interconnection process.

Mr. Carlson's work focuses on advancing distributed renewable energy and storage projects from early-stage origination through permitting and development milestones.

Mr. Carlson holds a B.A. in Environmental Studies from the University of Minnesota.

Steve Chan

Title: Chief Operating Officer
Employer: Enterprise Energy, LLC
Dates of Service: 2023-Present

Steve Chan serves as Chief Operating Officer of Enterprise Energy. He oversees operational coordination across the company's development portfolio, including engineering coordination, project execution support, and internal operational systems.

Prior to his current role, Mr. Chan served in engineering and technical leadership roles within the renewable energy sector, supporting development, design, and implementation of distributed energy projects.

Mr. Chan holds a B.S. in Electrical Engineering.

Phillip Leung

Title: Chief Financial Officer
Employer: Enterprise Energy, LLC
Dates of Service: 2025-Present

Phillip Leung serves as Chief Financial Officer of Enterprise Energy. In this role, he oversees financial planning, capital strategy, project finance coordination, and financial reporting activities for the company's development portfolio.

Mr. Leung's background includes financial modeling, capital structuring, and transaction support for renewable energy projects and related infrastructure investments.

Mr. Leung holds a B.S. in Finance.

Principal Security Holders (+20% Voting Power)

Name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of twenty (20) percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power.

Full Name	Type	Ownership
Evan Carlson	Individual	~51.5% (approx; baked on Voting Units outstanding)
Eric Pasi	Individual	~48.5% (approx.; based on Voting Units outstanding)

Current Employees

As of the date of this Form C, the issuer currently has 7 full-time employees.

Terms of the Offering

Summary

You are purchasing a debt note (the "Note"). Below is a summary of the principal terms of the Issuer of the offering by Enterprise Energy, LLC(the "Issuer") (the "Offering").

Security

- Instrument: Development-stage promissory note (debt).
- Target Offering Amount: 440,900.
- Maximum Offering Amount: 550,750.
- Interest Rate: 10% per annum (fixed).
- Term: Approximately thirty-six (36) months from the Issuance Date.
- Issuance Date / Closing: The Issuance Date will occur following the closing of the Offering in accordance with Regulation Crowdfunding and the Offering Documents.
- Governing Documents: The Notes are governed by the Promissory Note and the Term Sheet and, if applicable, any Subordination or Intercreditor agreement entered into with a senior lender; each is incorporated by reference into this Form C.

Minimum Investment

The minimum investment for this Offering is $10, and additional amounts may be invested in increments of $1 thereafter.

Terms & Conditions

Summary Description. This Offering is for a development-stage promissory note issued by the Issuer to finance early-stage project development activities for a portfolio of distributed energy storage and related distributed energy resource development projects across northern Illinois, including the greater Chicago region. Proceeds are intended to cover pre-construction development costs, which may include site control, interconnection and engineering studies and deposits, engineering and design, permitting, environmental review, legal and transaction expenses, and other customary costs necessary to advance the projects toward construction readiness and financing.

Repayment Terms.

- Interest-Only; Quarterly: Accrued interest is payable quarterly in arrears on January 1, April 1, July 1, and October 1, beginning with the first such date following the Issuance Date. A stub interest period will apply for any initial partial quarter.
- Balloon at Maturity: All outstanding principal plus accrued and unpaid interest is due in full on the Maturity Date.
- Payment Waterfall: Payments shall be made in accordance with the Payment Waterfall described below and in the Promissory Note, utilizing the Payment Reserve Account as required.
- Prepayment: The Note may be prepaid in whole or in part without premium or penalty unless otherwise specified in the final Promissory Note with notice as set forth in the Offering Documents.

Administrative Agent - Ministerial Only. Payment Waterfall: Payments shall be made in accordance with the Payment Waterfall described below and in the Promissory Note, utilizing the Payment Reserve Account as required.

Collateral; Ranking; Subordination

Collateral. The Notes are supported primarily by the Issuer's general credit and contractual rights related to the Project. Collateral at this stage is expected to be limited and may include development rights, work product, and related project assets.

The Issuer may grant a security interest in certain development rights and work product to the extent assignable, including site control agreements, interconnection applications/queue positions, engineering work product, studies, and other development materials, as provided in the Promissory Note. Such security interest may be granted at issuance and perfected upon the occurrence of a default or other enforcement event, as provided in the Promissory Note.

Subordination. The Notes will be subordinate to any senior project-level financing including construction loans, equipment financing, tax equity or other institutional capital, that may be used to construct and operate distributed energy infrastructure projects. Any subordination will be documented in one or more subordination/intercreditor agreements with the applicable senior lenders.

Use of Proceeds Restrictions. Net proceeds after Offering and closing costs described in "Fees and Expenses" will be used solely for eligible development activities for the Project, including interconnection studies and deposits, site diligence, permitting, project structuring, other development costs, and directly related transaction costs, consistent with the categories below.

Primary Permitted Use:

- Site control and real-estate diligence (e.g., option payments, lease deposits, title, survey, and related legal costs).
- Interconnection and grid access (e.g., application fees, queue deposits, feasibility and system-impact studies, and related utility/legal costs).
- Technical and permitting work (e.g., engineering and design, environmental studies, geotechnical work, permitting/entitlement fees, and consultant retainers).
- Commercial structuring and related documentation.
- Transaction costs (e.g., legal, accounting, and third-party due diligence fees specific to the Project and the Note).
- Equipment deposits / early procurement deposits that are consistent with maintaining schedule and achieving construction readiness.

Funding of Reserves and Fees. At closing, a portion of gross proceeds may be applied to fund any required interest reserve / Payment Reserve Account; and to pay origination, servicing, and documentation fees as disclosed in the Offering Documents.

Restricted / Prohibited Uses. Proceeds may not be used for general selling, general and administrative expenses unrelated to the Project, dividends or distributions to equity holders, political contributions or lobbying expenses, payments prohibited by law, or repayment of existing indebtedness, except as expressly disclosed and approved in the Offering Documents.

Reallocation. that are consistent with maintaining schedule and achieving construction readiness.

Payment Waterfall.

Distributions from the Payment Reserve Account will be made in the following order of priority:

1. Platform and servicing fees;

2. Third-party administrative and servicing costs;

3. Interest payments to Noteholders;

4. Replenishment of the Payment Reserve Account;

5. Principal payments due under the Notes; and

6. Residual distribution to the Issuer.

Change of Control / Sale of the Issuer

Upon a Change of Control, the Issuer will provide prompt written notice to Noteholders. Any requirement for mandatory repayment, offer to repurchase, or acceleration will be governed solely by the Promissory Note and other Offering Documents. Unless expressly provided in the Promissory Note, a Change of Control does not itself constitute an automatic acceleration event.

"Change of Control" means: (i) the sale or other disposition of all or substantially all of the Issuer's assets; (ii) a change in more than fifty percent (50%) of the voting power of the Issuer; or (iii) any merger or reorganization in which those previously in control of the Issuer do not retain at least fifty percent (50%) of the voting power of the resulting entity.

Default

Event of Default. Excluding force majeure to the extent recognized in the Promissory Note, an "Event of Default" includes, without limitation:

- Failure to pay any amount when due under the Note subject to any applicable grace periods in the Promissory Note;
- Breach of any material covenant, obligation, or representation under the Promissory Note or other Offering Documents subject to any applicable cure periods;
- Commencement by or against the Issuer under any insolvency, bankruptcy, creditor adjustment, or debtor rehabilitation laws, state or federal after 60 days if involuntary;
- Any materially false or misleading statements in the Offering Documents or in information provided to investors in connection with the Offering;
- Improper use of Offering proceeds outside the permitted categories and restrictions disclosed in this Form C and the Offering Documents;
- Dissolution of the Issuer other than as permitted by the Offering Documents; or
- Material violation of the Promissory Note, Term Sheet, or other Offering Documents.

Notice of Default. The Issuer will notify Noteholders within five (5) days after the Issuer becomes aware of an Event of Default or a material adverse event reasonably likely to result in an Event of Default, subject to any timing and notice provisions in the Promissory Note.

Remedies

After any applicable notice and cure periods set forth in the Promissory Note, the Noteholders will have the rights and remedies described in the Promissory Note and under applicable law. Any actions taken on behalf of Noteholders by Climatize Earth Securities, LLC in its capacity as Administrative Agent will be taken only as expressly authorized by the Promissory Note and other Offering Documents and, where required, at the direction of the requisite percentage of Noteholders specified therein.

Without limiting the generality of the foregoing, remedies may include, as applicable and as provided in the Promissory Note: (i) declaring the principal and accrued interest immediately due and payable; (ii) applying available amounts in the Payment Reserve Account in accordance with the Payment Waterfall; (iii) enforcing any contractual security interests or assignments granted under the Promissory Note; and (iv) pursuing other rights and remedies permitted by law.

Description of Securities

The securities are debt notes (the "Notes"), representing a fixed-income obligation of the Issuer. Noteholders are creditors, not owners or equity holders. No equity upside participation or conversion feature is offered.

Repayment is not guaranteed and depends on the Issuer's ability to generate funds to repay the Notes and on the enforceability of the Offering Documents. If the Issuer later incurs senior indebtedness for project development or construction financing, Noteholders may rank junior to such senior lenders, including pursuant to any Subordination Agreement or intercreditor arrangement entered into in connection with such financing.

Limitations on Voting Rights

Noteholders have no voting rights in the Issuer's governance. Noteholders may have rights to vote or consent on specified matters only to the extent set forth in the Promissory Note and as required under applicable law.

Modification and Termination

The Issuer may not modify the Notes after closing except as permitted by the Promissory Note and applicable law. Any material changes prior to closing will be handled in accordance with Regulation Crowdfunding, including any required investor reconfirmation.

Transfer Restrictions Under Regulation CF

The securities may not be transferred or sold during the first year except:

- to the Issuer;
- to an accredited investor;
- as part of a registered offering; and
- to a member of the family of the purchaser or the equivalent, trust or in connection with the death or divorce of the purchaser or other similar circumstance.

After one year, all transfers will be permitted in accordance with applicable securities laws; any such transfer will only be effective if, and only if, investors notify the Issuer and Administrative Agent of any such transfer to ensure investor records are appropriately maintained and accurate.

Valuation Methodology

The Notes are issued at par value (principal invested) with an interest rate of 10% per annum, reflecting market terms for early-stage, development-risk project finance securities.

Past Exempt Offerings

Name: Illinois Community Solar Portfolio
Date Offering: July 28, 2025
Exemption: Regulation Crowdfunding (Section 4(a)(6))
Securities Offered: Promissory Note (debt)
Amount Sold: $185,500
Use of Proceeds: Development-stage costs associated with a portfolio of community solar projects in Illinois, including site control, interconnection deposits, engineering, permitting, legal expenses, and related development activities.

Name: Minnesota Community Solar Portfolio
Date Offering: August 29, 2025
Exemption: Regulation Crowdfunding (Section 4(a)(6))
Securities Offered: Promissory Note (debt)
Amount Sold: $432,000
Use of Proceeds: Development-stage costs associated with a portfolio of community solar projects in Minnesota, including site control, interconnection deposits, engineering, permitting, legal expenses, and related development activities.

Name: Solar for America's Heartland
Date Offering: December 8, 2025
Exemption: Regulation Crowdfunding (Section 4(a)(6))
Securities Offered: Promissory Note (debt)
Amount Sold: $481,000
Use of Proceeds: Corporate working capital and sponsor-equity support for Enterprise Energy solar development projects, including development expenses, interconnection deposits, engineering, permitting, and related project advancement costs.

Financial Condition

Forward Looking Statements

THIS SECTION CONTAINS CERTAIN FORWARD-LOOKING FINANCIAL STATEMENTS AND/OR PROJECTIONS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN SUCH FORWARD-LOOKING STATEMENTS AND PROJECTIONS AS A RESULT OF VARIOUS FACTORS, INCLUDING THE RISKS TYPICALLY ASSOCIATED WITH THIS TYPE OF ENTERPRISE AND CHANGES IN THE MARKET. ISSUER UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE THE RESULT OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS AND PROJECTIONS THAT MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES THAT OCCUR AFTER THE DATE OF THIS OFFERING STATEMENT OR TO REFLECT THE OCCURRENCE OF ANY UNANTICIPATED EVENTS.

Financial Condition of the Issuer and Financial Statements

The financial statements of the Issuer were prepared in accordance with U.S. generally accepted accounting principles (GAAP). The Issuer's financial statements for the fiscal years ended December 31, 2023 and December 31, 2024 were audited by an independent accounting firm. Interim financial statements for the six-month period ended June 30, 2025 were prepared internally by management.

The following disclosure addresses historical results of operations, liquidity, and capital resources for the periods ended December 31, 2023, December 31, 2024, and June 30, 2025, based solely on the financial statements and footnotes provided.

Financial Milestones & Anticipated Revenues

The financial statements of the Issuer were prepared in accordance with U.S. generally accepted accounting principles (GAAP). The Issuer's financial statements for the fiscal years ended December 31, 2023 and December 31, 2024 were audited by an independent accounting firm. Interim financial statements for the six-month period ended June 30, 2025 were prepared internally by management.

The following disclosure addresses historical results of operations, liquidity, and capital resources for the periods ended December 31, 2023, December 31, 2024, and June 30, 2025, based solely on the financial statements and footnotes provided.

Cash Flows

In 2023, net cash used in operating activities was $2,286,879, and in 2024 it was $2,472,170. Investing activities led to net cash used of $444,608 in 2023 and $1,309,843 in 2024. Financing activities provided net cash of $2,943,431 in 2023 and $3,476,970 in 2024.

For the six months ended June 30, 2025, net cash used in operating activities was $125,668, cash from investing activities was $787,499, and financing activities used net cash of $451,014. Net cash increased by $210,817, resulting in an ending cash balance of $469,594 as of June 30, 2025.

Liquidity and Capital Resources

As of December 31, 2024, the Issuer had cash of $258,777, total current assets of $6,000,465, and current liabilities of $702,922, resulting in working capital of $5,297,543. Total liabilities were $4,896,958.

As of June 30, 2025, the Issuer had cash of $469,594, current assets totaling $6,071,833, and current liabilities of $710,360, providing working capital of $5,361,473. Net equity as of June 30, 2025 was $1,436,810.

The Issuer's liquidity is primarily dependent upon proceeds from project development activities, financing arrangements, and capital raised through project financing structures.

The conditions raise substantial doubt about the Company's ability to continue as a going concern; management plans to develop and sell solar projects, seek additional financing, and manage operating expenses to alleviate this uncertainty.

Use of Funds for This Offering

Use of funds related to this offering is described in the Use of Proceeds section of this Offering Statement and is not disclosed within the Issuer's financial statements.

Capitalization and Indebtedness

As of December 31, 2024, total equity was $1,311,906, and by June 30, 2025, it totaled $1,436,810, reflecting adjustments for earnings and owner withdrawals.

Total liabilities as of June 30, 2025 were $4,768,882, including a significant term loan of $4,000,000 maturing June 30, 2026.

Regulatory Information

Tax

Investors will receive annual tax reporting information related to their investment, including IRS Form 1099-INT or any other required forms. Climatize will prepare a draft of all required tax forms, including the 1099-INT, and submit them to the Issuer for review and approval prior to issuance to Investors. Once approved, Climatize will deliver the finalized tax forms to Investors in accordance with applicable IRS deadlines.

Investors are responsible for keeping their tax identification and contact information current with Climatize and the Issuer to ensure proper delivery of tax documents.

Disqualification

No "Disqualifying Event" has been recorded concerning the Issuer, any of its predecessors, affiliated entities, directors, officers or beneficial owners under Rule 503 of Regulation Crowdfunding.

Annual Reports

The Issuer will electronically file an annual report with the SEC and post it on its website within 120 days of each fiscal year-end. Reports will be posted at: www.enterpriseenergy.com.

The Issuer will continue to comply with the ongoing reporting requirements under Regulation Crowdfunding until one of the following occurs:

1. The Issuer becomes subject to SEC reporting under Section 13(a) or Section 15(d) of the Exchange Act;

2. The Issuer has filed at least one annual report since its most recent Regulation Crowdfunding offering and has fewer than 300 holders of record;

3. The Issuer has filed annual reports for at least the three most recent years since its most recent Regulation Crowdfunding offering and has total assets of $10,000,000 or less;

4. All of the securities sold under Section 4(a)(6) of the Securities Act are repurchased or redeemed; or

5. The Issuer liquidates or dissolves in accordance with applicable state law.

Intermediary Role & Compensation

Climatize is a SEC-registered funding portal; it serves as the intermediary for this Offering under Regulation Crowdfunding. Climatize facilitates investor onboarding, payment processing, tax form assistance, and distribution of interest payments on behalf of the Issuer. Climatize is compensated through:

- A one-time origination fee equal of up to 5.00% of the total Offering Amount, payable at closing; and

- An annual servicing fee equal to 0.50% of the loan principal, payable throughout the Note term.

These fees are paid by the Issuer. Climatize also serves as Administrative Agent for the Investors and coordinates enforcement and payment matters.

Compliance Failures

The Issuer represents that it has not previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding. The Intermediary has not independently verified this representation beyond reasonable checks based on publicly available EDGAR filings and information provided by the Issuer.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the Issuer and the terms of this Offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The SEC does not pass upon the merits of any securities offered or the terms of this Offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

Payment Waterfall and Reserve Account Limitations

Repayments follow a strict Payment Waterfall. The Payment Reserve Account is limited to one quarter of interest payments and may not ensure timely or full repayment.

Issuer Liquidity Risk

The Issuer may have limited working capital and may rely on shareholder loans and new financing. Delays in securing follow-on capital could impair repayment of the Notes.

Change of Control Risk

In the event of a Change of Control, all outstanding principal and interest become immediately due. If the Issuer cannot meet this obligation, Investors may experience repayment delays or losses.

Key Personnel Risk

The Issuer's success depends heavily on the continuity and availability of its leadership team. The loss of one or more key executives could delay development milestones or impair performance.

Regulatory Risk

Energy storage policies, interconnection requirements, and utility contracting rules may change. Adverse developments could impact project feasibility.

Crowdfunding Transfer Limitations

This Offering is made pursuant to Regulation Crowdfunding which limits resale of securities for one year and may not be easily tradeable afterward. Investors plan to hold the Note to maturity.

No Equity Participation

Investors are creditors, not equity holders. They are entitled to debt service and do not benefit from long-term upside or ownership.

No Voting or Governance Rights

Investors have no governance authority or voting rights. In bankruptcy or restructuring, their rights may be limited to claims under the Promissory Note.

Collateral Liquidity Risk

The collateral securing the Notes may be illiquid, difficult to value, and costly or time-consuming to foreclose upon, store, transport, or sell. In a default or enforcement scenario, the Issuer may be unable to realize sufficient proceeds from the collateral to repay the Notes in full, and Investors could experience a partial recovery or no recovery at all.

Going Concern Risk

The Issuer's financial statements include a going concern disclosure. The Issuer has historically incurred operating losses and negative operating cash flows while developing its solar project pipeline. Although management expects future project sales and financing activities to improve liquidity, there can be no assurance that the Issuer will be able to generate sufficient revenue or obtain financing necessary to sustain operations or repay the Notes.

Project Development and Execution Risk

The Issuer's business depends on the successful development and sale of solar energy projects. Development projects are subject to numerous uncertainties including permitting delays, interconnection approvals, land access, engineering constraints, and utility requirements. Delays or failures in the development process could reduce expected revenues or impair the Issuer's ability to repay investors.

Revenue Concentration Risk

The Issuer's revenues may be concentrated among a limited number of solar project transactions in any given period. Because project closings may occur irregularly, revenue and cash flow may fluctuate significantly from period to period.

Supply Chain and Equipment Risk

The Issuer relies on third-party suppliers for solar modules, electrical equipment, and related materials used in development projects. Supply chain disruptions, price increases, tariffs, or delivery delays could increase project costs or delay project timelines.

Utility Interconnection Risk

Solar projects must receive approval to interconnect with the local electric grid. Interconnection studies, queue delays, or required system upgrades could materially increase project costs or delay project completion.

Market and Power Price Risk

The financial viability of solar projects may depend on electricity pricing, renewable energy credit markets, and regulatory incentives. Changes in energy markets, REC pricing, or incentive programs could affect project economics and the Issuer's ability to monetize development assets.

Dependence on Project Sales

The Issuer typically realizes revenue when solar development projects or project interests are sold to investors or asset owners. If the market for project acquisitions weakens or buyers delay purchases, the Issuer's revenue and liquidity may be adversely affected.

Debt and Financing Risk

The Issuer currently utilizes debt financing to support project development activities. Existing or future debt obligations may restrict the Issuer's financial flexibility and increase the risk that available cash flows will be insufficient to meet repayment obligations under the Notes.

Platform and Intermediary Risk

This Offering is conducted through a Regulation Crowdfunding intermediary platform. If the platform experiences operational disruptions, regulatory issues, or service interruptions, the Issuer's ability to raise capital or administer the Offering could be affected.

Exhibit A – Promissory Note

(The Promissory Note is incorporated by reference into the Form C and governs investors rights and obligations under this Offering.)

Exhibit B – Term Sheet

(The Term Sheet is incorporated by reference into the Form C and governs investors rights and obligations under this Offering.)

Appendix 1. Important Information About the Crowdfunding Process

Investors should read carefully.

Delivering Securities to Investors

The Issuer is conducting this Offering through Climatize Earth Securities LLC ("Climatize"), a FINRA-compliant regulated Funding Portal, to conduct the Regulation Crowdfunding Offering of the Securities. Securities will be delivered electronically.

Remuneration for Climatize

An Origination Fee equal to 5.00% of the Offering Amount raised, payable in full on the Issuance Date, plus an annual Servicing Fee of 0.50% for the Term of Loan. Other filing fees or third-party fees may apply.

Investing Process

To invest in the Offering, Investors must have an Account with Climatize and complete the identity verification (Know-Your-Customer, "KYC") and Anti-Money Laundering ("AML") screening. These checks are performed at no cost to the investor. An investor must be 18 years old. Climatize will collect basic personal information to meet compliance requirements. Non-US residents may be restricted from participating in the Offering depending on local securities laws. Additional information is available at: https://www.climatize.earth/educational-materials/. Investor funds will be held in escrow with North Capital Securities, an independent escrow facilitator, until the Offering closes.

Progress during an Offering

Climatize will display an investment progress bar and updates regarding the Offering on the Offering Page. Investors may submit questions to the Issuer via the "Discussion" tab on the Offering Page after signing into their account. Climatize will provide notifications about investment commitments, material changes, and Offering status by email.

Target Offering Amount and Maximum Offering Amount

An Issuer selects a minimum Target Offering Amount for a raise and may also select a Maximum Offering Amount. If the total amount of investor commitments does not meet or exceed the Target Offering Amount by the deadline for the Offering (Close Date), the Offering is canceled, no Securities will be sold, investors will receive a full refund of their investment commitment, with no interest or deductions, and the Issuer will not receive funds.

Cancellation

Investors may cancel their investment up to 48 hours before the Offering deadline. The intermediary will notify investors when the Target Offering Amount has been met.

If the Target Offering Amount is not met, the Offering will be cancelled, all funds will be returned, and no securities will be issued. If the Issuer meets the Target Offering Amount before the deadline, it may close the Offering early with at least five (5) business days' notice (unless a material change occurs, requiring reconfirmation).

If an investor does not reconfirm after a material change, the Investor's investment commitment will be canceled, and the committed funds will be returned.

Cancellations must be submitted through the Investor's Climatize account. To cancel:

1. Go to your Home Page on the Climatize platform.

2. Find the project in the "My Projects" list.

3. Click on the project, view your investment amount, and select "Cancel Investment".

4. Once canceled, Climatize will initiate a refund to your linked account.

If assistance is needed, please reach out to the Climatize via email: support@climatize.earth.

Early Close

If the Issuer reaches the Target Offering Amount in settled funds before the Offering Close date, the Offering has been available for investment for at least 21 days, there are at least 10 days left before the Offering's Close Date, and the Issuer continues to meet or exceed the Target Offering Amount in settled funds on the date of the expedited Offering deadline, the Issuer may choose to close the offering at an earlier date i.e., an "Early Close". Climatize will provide notice to all potential investors of the Early Close date via email, at least 5 business days before the Early Close date (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). The notice will inform investors of the anticipated Early Close date, their right to cancel an investment commitment for any reason up until 48 hours before the Early Close date, and whether the Issuer will continue to take commitments during the 48 hours.

Material Changes

In the case of a Material Change to the Issuer or the Offering terms during a raise, any Investor with a commitment to the Offering will receive a notification via their email on file of this Material Change and that their investment will be canceled unless the Investor reconfirms their investment within five (5) business days of receipt of the notice. If the Investor fails to reconfirm the investment within five (5) business days, the investment will be canceled, and a notice of the cancellation and reason will be sent to the Investor. Reconfirmation must be submitted through the Investor's Climatize dashboard. Failure to reconfirm will result in automatic cancellation and refund. Climatize will direct the investor funds for the amount of the investment to be refunded if they have been debited, without interest or deduction.

Oversubscribed

If the Offering is oversubscribed e.g., the investor interest is over the Target Offering Amount, the Issuer plans to allocate investor commitments on a first-come first-served basis. The Issuer is under no obligation to but may choose to accept any additional subscriptions for the Securities once the Issuer has received subscriptions for the maximum amount of the offering. Investors should consider this when they consider the timing of placing their investment commitment.

Restrictions on Transfer of the Securities Being Offered Within the First Year

The Securities being offered generally may not be resold by any purchaser of such Securities for one year beginning when the Securities were issued unless such Securities are transferred: (1) to the issuer of the Securities; (2) to an "accredited investor"; (3) as part of an offering registered with the SEC; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

After one year, any agreement to transfer or sell the Securities will be authorized only by the written confirmation of both the investor and the Issuer. Without limiting the foregoing, the Issuer shall not recognize and shall issue stop-transfer instructions concerning any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with applicable law. Before any proposed sale, pledge, or transfer of any Security, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the holder thereof shall give notice to the Issuer of such holder's intention to affect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Issuer, shall be accompanied at such holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Issuer, addressed to the Issuer, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel of the Issuer to the effect that the proposed sale, pledge, or transfer of the Security may be effected without registration under the Securities Act, whereupon the holder shall be entitled to sell, pledge, or transfer such Security in accordance with the terms of the notice given by the holder to the Issuer.

Appendix 2 – Payment Schedule

The amortization schedule can be found in the Table below.

Please note that past performance is not indicative of future returns. As with any investment, projects hosted on Climatize's platform carry a risk of underperformance or loss. This is not investment advice. Investing carries risks. Please do your research before making any investment decisions. This table is subject to change depending on the Issuance Date.

Target Amount	440,900.00					Days/Year	365	
Funding Date	6/8/26							
Pay #	Pay Date	Beg Balance	Pay Amount	Add Pay	Total Pay	Principal	Interest	Ending Principal
1	7/1/26	440,900.00	2,639.36		2,639.36	-	2,639.36	440,900.00
2	10/1/26	440,900.00	10,471.38		10,471.38	-	10,471.38	440,900.00
3	1/1/27	440,900.00	10,471.38		10,471.38	-	10,471.38	440,900.00
4	4/1/27	440,900.00	10,471.38		10,471.38	-	10,471.38	440,900.00
5	7/1/27	440,900.00	10,471.38		10,471.38	-	10,471.38	440,900.00
6	10/1/27	440,900.00	10,471.38		10,471.38	-	10,471.38	440,900.00
7	1/1/28	440,900.00	10,471.38		10,471.38	-	10,471.38	440,900.00
8	4/1/28	440,900.00	10,471.38		10,471.38	-	10,471.38	440,900.00
9	7/1/28	440,900.00	10,471.38		10,471.38	-	10,471.38	440,900.00
10	10/1/28	440,900.00	10,471.38		10,471.38	-	10,471.38	440,900.00
11	1/1/29	440,900.00	10,471.38		10,471.38	-	10,471.38	440,900.00
12	4/1/29	440,900.00	10,471.38		10,471.38	-	10,471.38	440,900.00
13	7/1/29	440,900.00	451,371.38		451,371.38	440,900.00	10,471.38	-
		Total	569,195.86	-	569,195.86	440,900.00	128,295.86	

Maximum Amount	550,750.00					Days/Year	365	
Funding Date	6/8/26							
Pay #	Pay Date	Beg Balance	Pay Amount	Add Pay	Total Pay	Principal	Interest	Ending Principal
1	7/1/26	550,750.00	3,296.96		3,296.96	-	3,296.96	550,750.00
2	10/1/26	550,750.00	13,080.31		13,080.31	-	13,080.31	550,750.00
3	1/1/27	550,750.00	13,080.31		13,080.31	-	13,080.31	550,750.00
4	4/1/27	550,750.00	13,080.31		13,080.31	-	13,080.31	550,750.00
5	7/1/27	550,750.00	13,080.31		13,080.31	-	13,080.31	550,750.00
6	10/1/27	550,750.00	13,080.31		13,080.31	-	13,080.31	550,750.00
7	1/1/28	550,750.00	13,080.31		13,080.31	-	13,080.31	550,750.00
8	4/1/28	550,750.00	13,080.31		13,080.31	-	13,080.31	550,750.00
9	7/1/28	550,750.00	13,080.31		13,080.31	-	13,080.31	550,750.00
10	10/1/28	550,750.00	13,080.31		13,080.31	-	13,080.31	550,750.00
11	1/1/29	550,750.00	13,080.31		13,080.31	-	13,080.31	550,750.00
12	4/1/29	550,750.00	13,080.31		13,080.31	-	13,080.31	550,750.00
13	7/1/29	550,750.00	563,830.31		563,830.31	550,750.00	13,080.31	-
		Total	711,010.71	-	711,010.71	550,750.00	160,260.71	

Appendix 3 – Financial Statements

ENTERPRISE ENERGY LLC
FINANCIAL STATEMENTS

As of December 31, 2023 and 2024

Enterprise Energy LLC

Financial Statements

As of December 31, 2023 and 2024

Index to Audited Financial Statements

TABLE OF CONTENTS   **Page**



September 16, 2025

INDEPENDENT AUDITOR REPORT

The Board of Directors

Enterprise Energy LLC

3515 Cedar Lake Ave.

Minneapolis, MN 55416–4376

OPINION

In our opinion, the financial statements referred to above present fairly, in all material respects, the balance sheet of Enterprise Energy LLC as of December 31, 2023 and 2024, and the results of its operations, changes in members' equity, and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

BASIS FOR OPINION

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

AUDITOR'S RESPONSIBILITY

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud

or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used, the reasonableness of significant accounting estimates made by management, and the overall presentation of the financial statements.

Amjad Abu Khamis
Sep. 16, 2025

Certified Public Accountant, NH 08224
AAK CPA LLC
30 N Gould ST STE R
Sheridan, WY 82801
646-689-4725
amjad@aak-cpa.com

Enterprise Energy LLC

Balance sheet statement

As of December 31, 2023 and 2024

	2023	2024
ASSETS		
Cash at bank	563,821	258,777
Inventory	-	4,136,711
Deposits with contractors	2,257,220	84,635
Projects under development	313,512	1,520,343
Total current assets	**3,134,553**	**6,000,465**
Vehicles	144,318	144,318
Loan origination fees	-	103,012
Accumulated depreciation and amortization	(9,657)	(38,932)
Total non-current assets	**134,661**	**208,398**
TOTAL Assets	**3,269,214**	**6,208,864**
LIABILITIES AND EQUITY		
LIABILITIES		
Credit cards	2,523	8,651
Loans payable - current portion	500,000	694,272
Total current liabilities	**502,523**	**702,922**
Loans payables – non-current portion	-	4,194,035
Notes payables	725,000	-
Total non-current liabilities	**725,000**	**4,194,035**
TOTAL LIABILITIES	**1,227,523**	**4,896,958**
NET EQUITY	**2,041,692**	**1,311,906**
TOTAL LIABILITIES AND NET EQUITY	**3,269,214**	**6,208,864**

The accompanying notes are an integral part of these financial statements

Enterprise Energy LLC

Income statement

As of December 31, 2023 and 2024

	2023	**2024**
Revenues	**301,162**	**783,548**
Less: cost of goods sold	(80,500)	(218,685)
Gross income	**220,662**	**564,863**
General and administrative expenses	(276,120)	(1,059,962)
Selling and advertising expenses	(6,000)	(27,874)
Depreciation expense	(9,657)	(29,275)
Total operating expenses	**(291,777)**	**(1,117,112)**
Operating loss	**(71,115)**	**(552,248)**
Other income		
Gain on assets	36,923	-
Intern subsidy	-	8,800
Total other income	**36,923**	**8,800**
Net income	**(34,192)**	**(543,448)**

The accompanying notes are an integral part of these financial statements

Enterprise Energy LLC

Statement of changes in equity

As of December 31, 2023 and 2024

	Paid-in capital	Retained earnings	Equity balance
Equity balance as of January 1, 2023	**286,837**	**70,616**	**357,453**
Owners net contributions (withdrawals) 2023	1,718,431		2,075,884
Net (loss) as of December 31, 2023		(34,192)	2,041,692
Equity balance as of December 31, 2023	**2,005,268**	**36,424**	**2,041,692**
Owners net contributions (withdrawals) 2024	(186,338)		1,855,354
Net (loss) as of December 31, 2024		(543,448)	1,311,906
Equity balance as of December 31, 2024	**1,818,930**	**(507,025)**	**1,311,906**

The accompanying notes are an integral part of these financial statements

Enterprise Energy LLC

Statement of cash flow

As of December 31, 2023 and 2024

	2023	2024
OPERATING ACTIVITIES		
Net income (loss)	(34,192)	(543,448)
Adjustments to reconcile net income to net cash provided by operations:		
Depreciation expense	9,657	29,275
Change in deposits with contractors	(2,257,220)	2,172,585
Change in inventory	-	(4,136,711)
Change in accounts payables	(7,646)	-
Change in credit cards payable	2,523	6,128
Net cash flow by operating activities	**(2,286,879)**	**(2,472,170)**
INVESTING ACTIVITIES		
Change in non-current assets	(131,096)	(103,012)
Change in projected under development	(313,512)	(1,206,831)
Net cash flow from investing activities	**(444,608)**	**(1,309,843)**
FINANCING ACTIVITIES		
Loans payables	500,000	4,388,307
Notes payables – with partners	725,000	(725,000)
Owners contribution (withdrawals)	1,718,431	(186,338)
Net cash flow from financing activities	**2,943,431**	**3,476,970**
NET CASH INCREASE (DECREASE) FOR PERIOD	**211,944**	**(305,044)**
Cash at the beginning of the period	351,877	563,821
CASH AT END OF PERIOD	**563,821**	**258,777**

The accompanying notes are an integral part of these financial statements

Enterprise Energy LLC

Notes to the financial statements

As of December 31, 2023 and 2024

1. DESCRIPTION OF THE BUSINESS

Enterprise Energy LLC was established in 2012 as a sole proprietor consulting business under the name "JD Land Services LLC" for the purposes of energy real estate consulting in the US. In 2022, management changed the name to "Enterprise Energy LLC" for the purposes of doing distributed solar development in the US.

We take a hands-on, personal approach to solar development that results in a positive landowner experience. We value good communication with our development partners and the communities where we develop. We seek to establish long-standing business relationships based on trust and competency. With over a decade of experience in the industry, we have the knowledge and experience necessary to navigate land use laws and other rules related to solar development.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1. Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

2.2. Use of Estimates

The preparation of financial statements in conformity with the U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Management evaluates the estimates and assumptions based on historical experience and believes those estimates and assumptions are reasonable based on the information available to them.

2.3. Cash

The Company deposits its cash with financial institutions that the management believes are of high credit quality. The Company's cash consists primarily of cash deposited in U.S. dollar-denominated investment accounts.

2.4. Inventory

Inventory represents solar project equipment and related materials held for development. Inventory is stated at the lower of cost or net realizable value, with cost determined using the FIFO method. At December 31, 2024, the Company recorded $4,136,711 of inventory, all of which was purchased in December 2024. No inventory was held at December 31, 2023. Management reviews inventory regularly for potential impairment or obsolescence.

Enterprise Energy LLC

Notes to the financial statements

As of December 31, 2023 and 2024

2.5.   Loan Origination Fees

Loan origination fees incurred in connection with obtaining debt financing are capitalized and presented as a non-current asset. These fees are amortized on a straight-line basis over the contractual term of the related loans. Amortization of loan origination fees is included in Depreciation and Amortization expense in the statements of income.

For the year ended December 31, 2024, the Company recorded amortization expense of approximately $412.

2.6.   Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers. The Company's revenues are derived primarily from the development and transfer of interests in solar energy projects.

Revenue is recognized at a point in time, when control of a project interest is transferred to the customer, which generally occurs at project closing. At that point, the Company has no further performance obligations, and payment is typically due in full at or near closing.

For the years ended December 31, 2023 and 2024, the Company recognized revenues of $301,162 and $783,548, respectively, all of which were derived from solar project development activities.

2.7.   Income Taxes

Enterprise Energy LLC has elected to be treated as an S corporation for federal and state income tax purposes. As such, the Company generally does not incur federal or state income taxes, and no provision for income taxes has been recorded in these financial statements. Instead, the Company's taxable income or loss is passed through to the Members and reported on their individual income tax returns. The Company evaluates uncertain tax positions in accordance with ASC 740 and has determined that no such positions exist as of December 31, 2023 and 2024.

2.8.   Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

For the year ended December 31, 2024, the Company incurred a net loss of approximately $543,000 and used net cash of approximately $2.5 million in operating activities. The Company's operations have been funded primarily through member contributions and debt financing. As of December 31, 2024, the Company had total liabilities of approximately $4.9 million and net equity of approximately $1.3 million.

Enterprise Energy LLC

Notes to the financial statements

As of December 31, 2023 and 2024

These conditions raise substantial doubt about the Company's ability to continue as a going concern within one year after the date the financial statements are issued. Management's plans to alleviate this uncertainty include continuing to develop and sell solar projects, securing additional financing, and managing operating expenses. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

3. NET EQUITY

Net equity represents the cumulative capital contributions and withdrawals of the Members, together with the accumulated earnings or losses of the Company since inception.

In accordance with the Company's Second Amended and Restated Operating Agreement dated December 17, 2024, the Company is authorized to issue up to 100,000 Voting Units and 900,000 Non-Voting Units. Voting Units entitle Members to voting rights in the management of the Company, while Non-Voting Units carry economic rights without voting privileges.

As of December 31, 2023 and 2024, the Company had 10,310 Voting Units and 92,800 Non-Voting Units outstanding. Members' equity balances are adjusted for capital contributions, withdrawals, and allocations of the Company's net income or loss. Allocations of income or loss are made in proportion to each Member's ownership interest. Distributions are made to Members at the discretion of management in accordance with the Operating Agreement.

4. GENERAL AND ADMINISTRATIVE EXPENSES

The General and Administrative (G&A) expenses for the years presented include all expenses not directly attributable to selling or advertising activities. The classification comprises operational, payroll, occupancy, legal, professional, and other administrative costs necessary for running the business. The G&A expenses can be illustrated as follows:

Expense Category	2023	2024
Payroll & Related Costs	102,860	602,787
Professional & Legal Fees	38,470	121,944
Occupancy & Office Costs	17,963	121,599
Technology & Subscriptions	40,524	32,193
Interest Expense	41,063	71,418
Other G&A	35,240	110,021
Total G&A Expenses	**276,120**	**1,059,962**

Enterprise Energy LLC

Notes to the financial statements

As of December 31, 2023 and 2024

5. FIXED ASSETS AND ACCUMULATED DEPRECIATION

Property and equipment are stated at cost. The Company depreciates vehicles on a straight-line basis over their estimated useful lives of five years. Major improvements are capitalized, while maintenance and repairs are expensed as incurred. At December 31, 2023 and 2024, property and equipment consisted of the following:

Asset Class	2023	2024
Trucks (2 units)	$144,318	$144,318
Less: Accumulated depreciation	(9,657)	(38,520)
Net carrying amount	**$134,661**	**$105,798**

Depreciation expense on the trucks was approximately $9,657 and $28,864 for the years ended December 31, 2023 and 2024, respectively. Amortization of loan origination fees is presented with depreciation and amortization expense in the statements of income.

6. PROJECTS UNDER-DEVELOPMENT AND DEPOSITS WITH CONTRACTORS

As of the reporting date, the Company is engaged in several construction and installation projects that are in progress. Direct costs related to these ongoing projects—including materials, subcontracted services, and professional fees—are capitalized under Projects Under Development. These costs will be recognized in the statement of profit or loss upon completion and sale of the respective projects.

In addition, the Company maintains Deposits with Contractors, representing advance payments made to subcontractors in accordance with contractual agreements for construction and installation works. These deposits are progressively utilized as project milestones are achieved.

The development activities are financed primarily through client payments received in advance, as well as short-term loans obtained from financial institutions.

7. NOTES PAYABLE – RELATED PARTIES

During 2023, the Company entered into several notes payable with members totaling $725,000 to finance operating activities. These notes were unsecured, bore no stated interest, and were fully repaid during 2024. Because the lenders were members of the Company, these transactions are considered related-party transactions under ASC 850.

Enterprise Energy LLC

Notes to the financial statements

As of December 31, 2023 and 2024

8. LOANS PAYABLE

During 2023, the Company entered into short-term loan arrangements aggregating approximately $721,055, which were repaid or refinanced during the year. In 2024, the Company obtained additional short-term project financing and, on December 31, 2024, entered into a new $4,000,000 term loan to finance the purchase of solar modules under a supply agreement. After deduction of origination and legal fees, approximately $3.96 million of the loan proceeds was applied directly to the supplier.

The loan bears interest at 9.5% per annum, requires monthly interest payments, and matures on June 30, 2026. The loan is secured by the solar modules purchased and related agreements, and is further supported by personal guarantees from members of management.

Loan origination fees of approximately $103,012 were capitalized and are being amortized over the contractual loan terms (see Note 2.5 – Loan Origination Fees). The balances of loans payable as of December 31, 2023 and 2024 were as follows:

Liability	2023	2024
Loans payable – current portion	$500,000	$694,272
Loans payable – non-current portion	–	$4,194,035
Total	**$500,000**	**$4,888,307**

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events as of the date of this report on which the financial statements were available to be issued. Based on this evaluation, no events or transactions have occurred subsequent to the balance sheet date that would require adjustment to or disclosure in the financial statements.

Appendix 4 – Material Information



⦿ Goal

Enterprise Energy is developing a portfolio of grid-scale battery storage projects across the Chicagoland region to strengthen grid reliability and support Illinois' growing electricity demand. As electrification, AI-driven load growth, and renewable energy expand across the Midwest, battery storage is becoming essential infrastructure for balancing supply and demand. Illinois recently passed the Clean and Reliable Grid Affordability Act (CRGA), creating major incentives to accelerate energy storage deployment. Funds raised through this offering will support engineering, interconnection studies, permitting, site control, and other development activities needed to advance multiple Chicagoland battery projects toward construction.



✈ Minneapolis, MN

🌐

Loan Type: INTEREST_ONLY	Payment Cadence: ANNUALLY
Interest: 10%	Term: 36 months
Goal: $ 550750	Investors: 0
Minimum Goal: $ 440900	Funded: $ 0

Project Timeline

Cancellation	6/6/2026, 11:59:00 PM
Funding	6/8/2026, 12:59:00 AM
Term Conversion (distributions start)	7/1/2026, 11:59:00 PM
Maturity (distributions end)	6/8/2029, 11:59:00 PM

(all times are local)

Financial Details
36-month interest-only loan that pays investors quarterly interest payments at an annual rate of 10%, scheduled for January 1, April 1, July 1, and October 1 following the funding date. Principal is paid at maturity.

Financial Documents
No financial documents.

Payment Schedule

No payment schedule generated

✈ Minneapolis, MN

🌐

Enterprise Energy LLC
Enterprise Energy is a Minneapolis-based clean energy developer advancing community solar and battery storage projects across the Midwest. In 2026, the company was named a SuperCrowd Award Winner at SuperGreen Live, a global climate innovation event highlighting scalable solutions accelerating the clean energy transition. The recognition reflects strong investor and community support for Enterprise Energy's mission to expand equitable access to clean energy infrastructure.

Team Members

Eric Pasi
CEO

Steve Chan
COO

Payment Schedule

No payment schedule generated

✉ Impact Statement (shown in welcome email)
Portfolio of grid-scale battery storage projects across the Chicagoland region to strengthen grid reliability and meet growing electricity demand.

Appendix 5 – Defined Terms

Unless otherwise indicated, capitalized terms used in the Form C have the meaning set forth below. Additional terms may be defined in the Term Sheet, Promissory Note, or incorporated offering documents. Terms not defined in Regulation Crowdfunding (17 C.F.R. § 227.100 et seq.) or applicable securities laws are incorporated by reference.

"<u>Accredited Investor</u>**"** means a person or entity that meets the criteria set forth in Rule 501(a) of Regulation D, including but not limited to individuals with a net worth over $1 million (excluding primary residence) or annual income exceeding $200,000 (or $300,000 jointly with a spouse).

"<u>Administrative Agent</u>" means Climatize Earth Securities LLC in its capacity as the representative of Noteholders under the Offering Materials, with authority to act on behalf of Investors for administrative and enforcement matters.

"<u>Balloon Payment</u>" means a lump-sum principal repayment due at the end of the Note term. For this Offering, the balloon payment is due at maturity and includes all unpaid principal.

"<u>Change of Control</u>" means any of the following: (1) sale or disposition of all or substantially all assets or equity of the Issuer, (2) change in over 50% of the Issuer's voting power, or (3) a merger or reorganization of the Issuer where control shifts.

"<u>Clawback</u>" means the mandatory return of Investor funds in the event of an improper release of funds in violation of Regulation Crowdfunding. The Clawback obligation survives repayment and is not subject to offset or delay.

"<u>Collateral</u>" may include assets funded by the Offering, including leasehold rights, permits, interconnection deposits, equipment, and the Payment Reserve Account.

"<u>Default</u>" means a failure to perform under the terms of the Note, or other Offering Materials. Includes non-payment, breach of covenants, insolvency, or misapplication of funds.

"<u>Disqualifying Event</u>" means an event disqualifying the Issuer or its principals from relying on Regulation Crowdfunding, as defined in Rule 503 of Regulation Crowdfunding.

"<u>Early Close</u>" means a permitted early closing of the Offering if: (1) Target Offering Amount is met in settled funds, (2) the Offering has been open at least 21 days, and (3) 10 calendar days remain before the Close Date. Investors receive 5 business days' notice before the Early Close.

"<u>Escrow Facilitator</u>" means the third-party provider responsible for holding investor funds until the Offering's close.

"<u>Interest Rate</u>" means the fixed annual interest rate applied to the principal balance of the Note.

"<u>Investor or Noteholder</u>" means any person or entity who commits capital to this Offering and receives a Note under the Promissory Note and Offering Materials.

"<u>Issuance Date</u>" means the date on which the Offering closes and the Note is issued.

"<u>Issuer</u>" the entity conducting this Regulation Crowdfunding Offering.

"Maturity Date" means the date that occurs thirty-size (36) months after the Issuance Date. At maturity, all unpaid principal and accrued interest are due in full.

"Member of the Family of the Purchaser or the Equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, and all in-laws of the purchaser; includes adoptive relationships.

"Material Change" means any change to the Issuer, Offering terms, or project information that could reasonably affect an Investor's decision. Triggers reconfirmation requirements under Regulation Crowdfunding.

"Note" means the debt instrument issued to Investors under this Offering. Described in the Promissory Note, Exhibit B.

"Notice to Proceed (NTP)" means the milestone in a solar project at which all required permits, interconnection approvals, and contracts are in place, and construction is authorized to begin.

"Offering" means the Regulation Crowdfunding investment opportunity described in this Form C, pursuant to which Notes are issued to Investors.

"Offering Amount" means the Target Offering Amount, and the Maximum Offering Amount.

"Offering Close Date" means the date the Offering ends, whether by Early Close or the expiration of the stated Offering period.

"Payment Reserve Account" means a reserve funded initially by the Offering proceeds to ensure quarterly interest payments.

"Payment Waterfall" means the sequence in which loan proceeds or repayments are allocated: (1) Servicing Fee, (2) Accrued Interest, (3) Principal, (4) Excess Cash. Defined in the Term Sheet.

"Promissory Note" means the contractual loan agreement between the Issuer and Investors, outlining interest, maturity, payment terms, and rights. Attached as Exhibit B.

"Regulation Crowdfunding" means a federal securities exemption under Section 4(a)(6) of the Securities Act of 1933 and 17 C.F.R. § 227.100 et seq., allowing small issuers to raise capital from the public through registered intermediaries.

"SEC" means the United States Securities and Exchange Commission.

"Security or Securities" means the Notes offered in this Form C under Regulation Crowdfunding.

"Senior Lender" means a financial institution or entity holding senior secured obligations of the Issuer. Senior Lender rights take priority over Investor rights.

"Spousal Equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

"Target Offering Amount" means the minimum amount of investor commitments required to complete the Offering.

"Term Sheet" means a summary of the Offering's key financial and legal terms, attached as Exhibit C.

"Use of Proceeds" means the permitted expenditures using Offering proceeds, including project pre-development, legal/accounting expenses, and the Payment Reserve. Defined in the Term Sheet.